Exhibit 99.1

MorphoSys and Incyte to Host Investor Event to Discuss the Unmet

Need and Global Opportunities for Tafasitamab in Non-Hodgkin

Lymphomas

Analyst and investor conference call and webcast scheduled for Tuesday,

September 29, 2020 at 9:00 a.m. EDT / 3:00 p.m. CEST

PLANEGG/MUNICH and WILMINGTON, Del., USA – September 17, 2020 – MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) and Incyte (NASDAQ: INCY) today announced that the companies intend to host a conference call and webcast to discuss global development, unmet need and commercial opportunities for tafasitamab.

Dr. Gilles Salles will join MorphoSys and Incyte leadership as an expert speaker. Dr. Salles was the principal investigator and first author of the ICML 2019 and EHA 2020 data presentations, as well as first author of the 2020 Lancet Oncology publication of the L-MIND trial investigating tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma.

The conference call and webcast will be held on Tuesday, September 29, 2020 from 9:00 – 11:00 a.m. EDT / 3:00 – 5:00 p.m. CEST. The live webcast and replay will be available via www.morphosys.com and investor.incyte.com.

To access the conference call, U.S. domestic callers please dial 877-423-0830. Callers outside of the U.S. please dial +49 69201744220 or +44 2030092470. When prompted, provide the conference pin number, 83557299#.

About Tafasitamab

Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. Monjuvi® is being co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

Important Safety Information

What are the possible side effects of MONJUVI?

MONJUVI may cause serious side effects, including:

•

Infusion reactions. Your healthcare provider will monitor you for infusion reactions during your infusion of MONJUVI. Tell your healthcare provider right away if you get chills, flushing, headache, or shortness of breath during an infusion of MONJUVI.

•

Low blood cell counts (platelets, red blood cells, and white blood cells). Low blood cell counts are common with MONJUVI, but can also be serious or severe. Your healthcare provider will monitor your blood counts during treatment with MONJUVI. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or any bruising or bleeding.

•

Infections. Serious infections, including infections that can cause death, have happened in people during treatments with MONJUVI and after the last dose. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or develop any signs and symptoms of an infection.

The most common side effects of MONJUVI include:

•	Feeling tired or weak

•	Diarrhea

•	Cough

•	Fever

•	Swelling of lower legs or hands

•	Respiratory tract infection

•	Decreased appetite

These are not all the possible side effects of MONJUVI.

Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Before you receive MONJUVI, tell your healthcare provider about all your medical conditions, including if you:

•	Have an active infection or have had one recently.

•

Are pregnant or plan to become pregnant. MONJUVI may harm your unborn baby. You should not become pregnant during treatment with MONJUVI. Do not receive treatment with MONJUVI in combination with lenalidomide if you are pregnant because lenalidomide can cause birth defects and death of your unborn baby.

•	You should use an effective method of birth control (contraception) during treatment and for at least 3 months after your final dose of MONJUVI.

•	Tell your healthcare provider right away if you become pregnant or think that you may be pregnant during treatment with MONJUVI.

•	Are breastfeeding or plan to breastfeed. It is not known if MONJUVI passes into your breastmilk. Do not breastfeed during treatment for at least 3 months after your last dose of MONJUVI.

You should also read the lenalidomide Medication Guide for important information about pregnancy, contraception, and blood and sperm donation.

Tell your healthcare provider about all the medications you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

Please see the full Prescribing Information for Monjuvi, including Patient Information, for additional Important Safety Information.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 27 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration approved the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com.

Tremfya® is a registered trademark of Janssen Biotech.

About Incyte

Incyte is a Wilmington, Delaware-based, global biopharmaceutical company focused on finding solutions for serious unmet medical needs through the discovery, development and commercialization of proprietary therapeutics. For additional information on Incyte, please visit Incyte.com and follow @Incyte.

For more information, please contact:

MorphoSys
Media Contacts: Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Investor Contacts: Dr. Anja Pomrehn Senior Vice President Tel: +49 (0)89 / 899 27 26972 anja.pomrehn@morphosys.com

Sophie Petersen Senior Specialist Tel: +49 (0)89 899 27 26033 sophie.petersen@morphosys.com	Dr. Julia Neugebauer Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Incyte
Media Contact: Catalina Loveman Executive Director, Public Affairs Tel: +1 302 498 6171 cloveman@incyte.com	Investor Contact: Dr. Michael Booth Division VP, IR & Global Responsibility Tel: +1 302 498 5914 mbooth@incyte.com

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